EXHIBIT 99.1

News for Immediate Release

Electrovaya Receives Follow On Orders for High Voltage Battery Systems from Global Aerospace and Defense Company Following Extensive Testing

Electrovaya’s High Voltage Battery Systems demonstrated strong reliability and performance in mission critical off-road defense application over several months of extensive testing

Toronto, Ontario – November 21, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA) (TSX:ELVA) a leading lithium-ion battery technology and manufacturing company, is pleased to announce follow-on order for Infinity-HV battery systems, from a global aerospace and defense company.

“We are excited that our first Infinity-HV battery product, which shipped nearly a year ago, met the extreme performance requirements for this off-road autonomous defense application, which represents some of the most difficult validation testing available,” said CEO, Dr. Raj DasGupta. “These follow-on orders are a testament to the exceptional performance of the Infinity-HV technology for mission critical applications in general.”

The Infinity-HV systems target mission critical and heavy-duty high-voltage applications including vehicles, defense and other energy storage applications seeking industry leading performance and safety.

Image of the HV-300 of the Infinity-HV product family

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Production of the Infinity-HV products is planned at the Company’s facility in Jamestown, New York, which will provide increased manufacturing capacity and domestic manufacturing.  Recently The Export-Import Bank of the United States (EXIM) approved a $50.8 million direct loan to support Electrovaya’s gigafactory manufacturing facility in Jamestown, New York.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, mass production schedules, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s ability to finalize the loan facility from EXIM bank on a timely basis, the start up time for manufacturing in Jamestown NY, the ability of batteries to meet stringent performance requirements, the safety and performance of Electrovaya’s battery systems. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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